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03 SEP 25 AM 7:21

TransCanada

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To: *The Toronto Stock Exchange*
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To: *New York Stock Exchange*
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PROCESSED
SEP 26 2003
THOMSON FINANCIAL

From: Brenda Hounsell, Corporate Secretarial Department

Date: September 18, 2003 Time: 1500 MDT

Number of Pages (including Cover) Three (3)

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire today at approximately 1700 MDT:

"***TransCanada Evaluating Maine Site for LNG Facility***"

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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

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NewsRelease

TransCanada Evaluating Maine Site for LNG Facility

CALGARY, Alberta – **September 18, 2003** – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation, along with ConocoPhillips, today presented plans to evaluate a site in Harpswell, Maine, for the development of a liquefied natural gas (LNG) regasification facility. The companies have formed a partnership called "Fairwinds" and have asked the Town of Harpswell, located approximately 15 miles northeast of Portland, to vote on leasing a site owned by the Town for an LNG facility.

If leasing of the site is approved by the residents of Harpswell and the necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered through a new pipeline that would connect with an existing pipeline in Maine.

TransCanada estimates gas demand in North America will exceed traditional supply by the end of the decade. "Alternative supplies including Northern gas and LNG imports are going to be needed by the market and we expect to play a role in fulfilling that need," says Hal Kvisle, TransCanada's chief executive officer. "TransCanada is in the business of connecting gas supply to markets, whether that supply comes from traditional basins, the North or in the form of imported LNG."

Mr. Kvisle said TransCanada is in an excellent position to participate in LNG. "We know the North American market and we have the pipeline assets, experience and ability necessary to transport that LNG, once regasified, to market."

For more information on this proposed project please visit the project Web site at www.FairwindsLNG.com.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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